SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28949; File No. 812-13571]

Pacific Investment Management Company LLC and PIMCO ETF Trust; Notice of

Application

October 20, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment

Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d)

and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of

the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act, and under section

12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act.

Applicants: Pacific Investment Management Company LLC (the "Advisor") and PIMCO

ETF Trust (the "Trust").

Summary of Application: Applicants request an order that permits: (a) series of certain

actively managed open-end management investment companies to issue shares

("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary

market transactions in Shares to occur at negotiated market prices; (c) certain series to

pay redemption proceeds, under certain circumstances, more than seven days from the

tender of Shares for redemption; (d) certain affiliated persons of the series to deposit

securities into, and receive securities from, the series in connection with the purchase and

redemption of Creation Units; and (e) certain registered management investment

companies and unit investment trusts outside of the same group of investment companies

as the series to acquire Shares.

Filing Dates: The application was filed on September 4, 2008 and amended on October

8, 2009. Applicants have agreed to file an amendment during the notice period, the

substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the requested relief will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on November 9, 2009, and should be accompanied by proof of service on applicants,

in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests

should state the nature of the writer's interest, the reason for the request, and the issues

contested. Persons who wish to be notified of a hearing may request notification by

writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: 840 Newport Center Drive, Newport Beach,

CA 92660.

For Further Information Contact: Jill Ehrlich, Attorney Adviser, at (202) 551-6819 or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's Web site by searching for

the file number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

1.   The Trust is an open-end management company registered under the Act and organized as a Delaware statutory trust. The Trust will offer five actively-managed investment series: PIMCO Enhanced Short Maturity Strategy Fund, PIMCO Government Limited Maturity Strategy Fund, PIMCO Intermediate Municipal Bond Strategy Fund, PIMCO Prime Limited Maturity Strategy Fund, and PIMCO Short Term Municipal Bond Strategy Fund (together, the "Initial Funds"). The investment objective of PIMCO Enhanced Short Maturity Strategy Fund, PIMCO Government Limited Maturity Strategy Fund, and PIMCO Prime Limited Maturity Strategy Fund will be to seek maximum current income, consistent with preservation of capital and daily liquidity. The investment objective of PIMCO Intermediate Municipal Bond Strategy Fund and PIMCO Short Term Municipal Bond Strategy Fund will be to seek tax-exempt income, consistent with preservation of capital.

2.   Applicants request that the order apply to any future series of the Trust or of other open-end management companies that may utilize active management investment strategies ("Future Funds").[1] Any Future Fund will (a) be advised by the Advisor or an entity controlling, controlled by, or under common control with the Advisor, and (b) comply with the terms and conditions of the order. The Initial Fund and Future Funds together are the "Funds." Each Fund will consist of a portfolio of securities (including fixed-income securities and/or equity securities) and/or currencies ("Portfolio

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[1] All entities that currently intend to rely on the order are named as applicants. Any Funds that rely on the order in the future will comply with the terms and conditions of the application. An Investing Fund (as defined below) may rely on the order only to invest in Funds and not in any other registered investment company.

Instruments").[2] Funds holding non-U.S. investments are "Global Funds." Each Fund will operate as an actively managed exchange-traded fund ("ETF").

3.	The Advisor, a Delaware limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") and will be the investment adviser to the Funds. The Advisor may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Trust and in connection with Future Funds (each a "Subadvisor"). Any Subadvisor will be registered under the Advisers Act. Allianz Global Investors Distributors LLC (the "Distributor") is a broker-dealer that is registered under the Securities Exchange Act of 1934 (the "Exchange Act") and will act as the distributor and principal underwriter of the Funds.

4.	Applicants anticipate that a Creation Unit will consist of at least 50,000 Shares and that the price of a Share will range from $20 to $200. All orders to purchase Creation Units must be placed with the Distributor by or through a party that has executed a participant agreement with the Distributor and the transfer agent with respect to the creation and redemption of Creation Units ("Authorized Participant"). An Authorized Participant must be either: (1) a broker or dealer registered under the Exchange Act ("Broker") or other participant in the Continuous Net Settlement ("CNS") System of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Commission, or (2) a participant in the Depository Trust Company ("DTC" and such participant, a "DTC Participant"). The Initial Funds and certain Future

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[2] To the extent consistent with other investment limitations, the Initial Funds may invest in mortgage- or asset-backed securities, including TBA Transactions (defined below), and may engage in forward commitment transactions. Neither the Initial Funds nor any Future Fund will invest in options contracts, futures contracts, or swap agreements.

[3] In-kind purchases and redemptions will be accompanied by a small cash balancing amount to ensure that the transactions occur at net asset value ("NAV"). The Trust reserves the right to permit, under certain circumstances, a purchaser of Creation Units to substitute cash in lieu of depositing some or all of the required Deposit Instruments.

5.   An investor purchasing a Creation Unit from a Fund will be charged a fee ("Transaction Fee") to prevent the dilution of the interests of the remaining shareholders resulting from costs in connection with the purchase of Creation Units.[4] The maximum Transaction Fees relevant to each Fund will be completely disclosed in the prospectus ("Prospectus")[5] or other documentation. All orders to purchase Creation Units will be placed with the Distributor by or through an Authorized Participant, and it will be the Distributor's responsibility to transmit all purchase orders to the relevant Fund. The

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[3] Applicants state that in determining whether a particular Fund will be selling or redeeming Creation Units on a cash or in-kind basis, the key consideration will be the benefit which would accrue to Fund investors. Applicants state that in many cases, particularly to the extent the Deposit Instruments (as defined below) are less liquid, investors may benefit by the use of all cash purchases because the Advisor would execute trades rather than Market Makers (as defined below). Applicants believe that the Advisor may be able to obtain better execution in bond transactions due to its size, experience and potentially stronger relationships in the fixed income markets. With respect to redemptions, tax considerations may warrant in-kind redemptions, which do not result in a taxable event for the Fund.

[4] Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

[5] All representations and conditions contained in the application that require a Fund to disclose particular information in the Fund's Prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

Distributor also will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

6. Purchasers of Shares in Creation Units may hold such Shares or may sell such Shares into the secondary market. Shares will be listed and traded at negotiated prices on a national securities exchange as defined in section 2(a)(26) of the Act (the "Stock Exchange"). It is expected that one or more member firms of the listing Stock Exchange will be designated to act as a specialist and maintain a market for Shares on the Stock Exchange ("Specialist"), or if Nasdaq is the listing Stock Exchange, one or more member firms of Nasdaq will act as a market maker ("Market Maker") and maintain a market for Shares.[6] The price of the Shares trading on the Stock Exchange will be based on a current bid-offer market. Shares sold in the secondary market will be subject to customary brokerage commissions and charges.

7. Applicants expect that purchasers of Creation Units will include arbitrageurs. The Specialists or Market Makers, in providing a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities. Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.[7] Applicants expect that the price at which the Shares trade will be disciplined by arbitrage opportunities created by the ability to

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[6] If Shares are listed on Nasdaq, no Specialist will be contractually obligated to make a market in Shares. Rather, under Nasdaq's listing requirements, two or more Market Makers will be registered in Shares and required to make a continuous, two-sided market or face regulatory sanctions.

[7] Shares will be registered in book-entry form only. DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

continually purchase or redeem Creation Units at their NAV, which should ensure that the Shares will not trade at a material discount or premium in relation to their NAV.

8.   Shares will not be individually redeemable, and owners of Shares may acquire those Shares from a Fund, or tender such Shares for redemption to the Fund, in Creation Units only. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. Applicants currently contemplate that Creation Units of the Initial Funds will be redeemed principally in-kind (together with a balancing cash payment).[8] To the extent a Fund utilizes in-kind redemptions, an investor redeeming a Creation Unit will receive the Redemption Instruments, which, applicants expect, in most cases will be the same as the Deposit Instruments required of investors purchasing Creation Units on the same day. The redeeming investor also must pay to the Fund a Transaction Fee.

9.   Applicants state that in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, the relevant Funds will comply with the federal securities laws, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act").[9] To the extent in-kind purchases and

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[8] Applicants state that each Fund intends to substitute a cash-in-lieu amount to replace any Deposit Instrument or Redemption Instrument that is a "to-be-announced transaction" or "TBA Transaction." A TBA transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transaction will be equivalent to the value of the TBA Transaction listed as a Deposit Instrument or Redemption Instrument.

[9] In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the relevant Funds will comply with the conditions of rule 144A. The Prospectus for a Fund will also state that an Authorized

redemptions are utilized, a Creation Unit will be purchased or redeemed from the Funds

for a basket of Deposit Instruments or Redemption Instruments that corresponds *pro rata*,

to the extent practicable, to the Fund portfolio plus a specified cash payment.[10]

10.   Neither the Trust nor any Fund will be marketed or otherwise held out as

an "open-end investment company" or a "mutual fund." Instead, each Fund will be

marketed as an "actively-managed exchange-traded fund." Any advertising material

where features of obtaining, buying or selling Creation Units are described or where there

is reference to redeemability will prominently disclose that Shares are not individually

redeemable and that owners of Shares may acquire Shares from a Fund and tender those

Shares for redemption to a Fund in Creation Units only. The same approach will be

followed in the statement of additional information ("SAI"), shareholder reports and any

marketing or advertising materials issued or circulated in connection with the Shares.

11.   The Funds' website, which will be publicly available prior to the public

offering of Shares, will include the Prospectus and information about the Funds that is

updated on a daily basis, including the mid-point of the bid/ask spread at the time of the

calculation of NAV ("Bid/Ask Price"). On each Business Day, which is defined to

include any day that the Trust is open for business as required by section 22(e) of the Act,

before commencement of trading in Shares on the Stock Exchange, the Fund will disclose

on its website the identities and quantities of the Portfolio Instruments and other assets

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Participant that is not a "Qualified Institutional Buyer" as defined in rule 144A under the Securities Act
will not be able to receive, as part of a redemption, restricted securities eligible for resale under rule 144A.

[10] In some cases, for example, applicants state that it is impossible to break up bonds beyond certain
minimum sizes needed for transfer and settlement, so there may be minor differences between a basket of
Deposit Instruments or Redemption Instruments and a true *pro rata* slice of a Fund portfolio.

held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.[11]

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act; and under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any

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[11] Applicants note that under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.　　　Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit each Fund, as a series of an open-end management investment company, to issue Shares that are redeemable in Creation Units only. Applicants state that investors may purchase Shares in Creation Units from each Fund and redeem Creation Units from each Fund. Applicants further state that because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.　　　Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through an underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that, while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (c) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution

<u>Section 22(e) of the Act</u>

7.　　Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants state that the settlement of redemptions of Creation Units of the Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which the Global Funds invest. Applicants state that delivery cycles for transferring Portfolio Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven calendar days for a Global Fund. Applicants request relief under section 6(c) of the Act from section 22(e) to allow a Global Fund to pay redemption proceeds up to 12 calendar days after the tender of any Creation Units for redemption. Except as disclosed in the relevant Global Fund's Prospectus and/or SAI, applicants expect that each Global Fund will be able to deliver redemption proceeds within seven days.[12] With respect to Future Funds that are Global Funds, applicants seek the same relief from section 22(e) only to the extent that circumstances similar to those described in the application exist.

8.　　Applicants state that section 22(e) was designed to prevent unreasonable and unforeseen delays in the payment of redemption proceeds. Applicants assert that the requested relief will not lead to the problems that section 22(e) was designed to prevent.

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[12] Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade date. Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations that it may otherwise have under rule 15c6-1.

Applicants state that the SAI will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days, and the maximum number of days needed to deliver the proceeds for each affected Global Fund. Applicants are not seeking relief from section 22(e) with respect to Global Funds that do not effect creations and redemptions of Creation Units in-kind.

Section 12(d)(1) of the Act

9. Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10. Applicants request relief to permit Investing Funds (as defined below) to acquire Shares in excess of the limits in section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in section 12(d)(l)(B) of the Act. Applicants request that these exemptions apply to: (1) any Fund that is currently or subsequently part of the same "group of investment companies" as the Initial Funds within the meaning of section

12(d)(1)(G)(ii) of the Act as well as any principal underwriter for the Fund and any

Brokers selling Shares of a Fund to an Investing Fund; and (2) each management

investment company or unit investment trust registered under the Act that is not part of

the same "group of investment companies" as the Funds within the meaning of section

12(d)(1)(G)(ii) of the Act and that enters into a FOF Participation Agreement (as defined

below) with a Fund (such management investment companies are referred to herein as

"Investing Management Companies," such unit investment trusts are referred to herein as

"Investing Trusts," and Investing Management Companies and Investing Trusts together

are referred to herein as "Investing Funds"). Investing Funds do not include the Funds.

Each Investing Trust will have a sponsor ("Sponsor") and each Investing Management

Company will have an investment adviser within the meaning of section 2(a)(20)(A) of

the Act ("Investing Fund Advisor") that does not control, is not controlled by or under

common control with the Advisor. Each Investing Management Company may also have

one or more investment advisers within the meaning of section 2(a)(20)(B) of the Act

(each, an "Investing Fund Sub-Advisor").

11.   Applicants assert that the proposed transactions will not lead to any of the

abuses that section 12(d)(1) was designed to prevent. Applicants submit that the

proposed conditions to the requested relief address the concerns underlying the limits in

section 12(d)(1), which include concerns about undue influence, excessive layering of

fees and overly complex structures.

12.   Applicants believe that neither an Investing Fund nor an Investing Fund

Affiliate would be able to exert undue influence over a Fund.[13] To limit the control that

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[13] "Investing Fund Affiliate" is the Investing Fund Advisor, Investing Fund Sub-Advisor, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or

an Investing Fund may have over a Fund, applicants propose a condition prohibiting an Investing Fund Advisor or a Sponsor, any person controlling, controlled by, or under common control with the Investing Fund Advisor or Sponsor, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Advisor or Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Advisor or Sponsor ("Investing Fund's Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Investing Fund Sub-Advisor, any person controlling, controlled by or under common control with the Investing Fund Sub-Advisor, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Advisor or any person controlling, controlled by or under common control with the Investing Fund Sub-Advisor ("Investing Fund's Sub-Advisory Group").

13.   Applicants propose other conditions to limit the potential for undue influence over the Funds, including that no Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member

under common control with any of these entities. "Fund Affiliate" is an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

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of an advisory board, Investing Fund Advisor, Investing Fund Sub-Advisor, employee or

Sponsor of the Investing Fund, or a person of which any such officer, director, member of

an advisory board, Investing Fund Advisor or Investing Fund Sub-Advisor, employee or

Sponsor is an affiliated person (except that any person whose relationship to the Fund is

covered by section 10(f) of the Act is not an Underwriting Affiliate).

      14.   Applicants do not believe that the proposed arrangement will involve

excessive layering of fees. The board of directors or trustees of any Investing

Management Company, including a majority of the directors or trustees who are not

"interested persons" within the meaning of section 2(a)(19) of the Act ("disinterested

directors or trustees"), will be required to find that the advisory fees charged under the

contract are based on services provided that will be in addition to, rather than duplicative

of, services provided under the advisory contract of any Fund in which the Investing

Management Company may invest. In addition, an Investing Fund Advisor, trustee of a

Investing Trust ("Trustee") or Sponsor, as applicable, will waive fees otherwise payable

to it by the Investing Fund in an amount at least equal to any compensation (including

fees received pursuant to any plan adopted by a Fund under rule 12b-l under the Act)

received from a Fund by the Investing Fund Advisor, Trustee or Sponsor or an affiliated

person of the Investing Fund Advisor, Trustee or Sponsor, other than any advisory fees

paid to the Investing Fund Advisor, Trustee or Sponsor or its affiliated person by a Fund,

in connection with the investment by the Investing Fund in the Fund. Applicants also

state that any sales charges and/or service fees charged with respect to shares of an

Investing Fund will not exceed the limits applicable to a fund of funds as set forth in

Conduct Rule 2830 of the Financial Industry Regulatory Authority ("Rule 2830").

15.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

16.   To ensure that an Investing Fund is aware of the terms and conditions of the requested order, the Investing Funds must enter into an agreement with the respective Funds ("FOF Participation Agreement"). The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the order only to invest in the Funds and not in any other investment company.

Section 17(a) of the Act

17.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person ("second tier affiliates"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include any person directly or indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. The Funds may be deemed to be controlled by the Advisor or an entity controlling, controlled by or under common

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control with the Advisor and hence affiliated persons of each other. In addition, the

Funds may be deemed to be under common control with any other registered investment

company (or series thereof) advised by the Advisor or an entity controlling, controlled by

or under common control with the Advisor (an "Affiliated Fund").

18.   Applicants request an exemption under sections 6(c) and 17(b) of the Act

from section 17(a) of the Act in order to permit in-kind purchases and redemptions of

Creation Units from the Funds by persons that are affiliated persons or second tier

affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or

more, or in excess of 25% of the outstanding Shares of one or more Funds; (b) having an

affiliation with a person with an ownership interest described in (a); or (c) holding 5% or

more, or more than 25% of the Shares of one or more Affiliated Funds. Applicants also

request an exemption in order to permit a Fund to sell its Shares to and redeem its Shares

from, and engage in the in-kind transactions that would accompany such sales and

redemptions with, any Investing Fund of which the Fund is an affiliated person or

second-tier affiliate. [14]

19.   Applicants contend that no useful purpose would be served by prohibiting

such affiliated persons from making in-kind purchases or in-kind redemptions of Shares

of a Fund in Creation Units. The deposit procedures for in-kind purchases of Creation

Units and the redemption procedures for in-kind redemptions will be the same for all

purchases and redemptions. Deposit Instruments and Redemption Instruments will be

valued in the same manner as those Portfolio Instruments currently held by the relevant

Funds. Therefore, applicants state that in-kind purchases and redemptions will afford no

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[14] Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

opportunity for the specified affiliated persons of a Fund to effect a transaction

detrimental to the other holders of Shares. Applicants also believe that in-kind purchases

and redemptions will not result in abusive self-dealing or overreaching of the Fund.

20.   Applicants also submit that the sale of Shares to and redemption of Shares

from an Investing Fund satisfies the standards for relief under sections 17(b) and 6(c) of

the Act. Applicants note that that any consideration paid for the purchase or redemption

of Shares directly from a Fund will be based on the NAV of the Fund in accordance with

policies and procedures set forth in the Fund's registration statement.[15] Applicants also

state that the proposed transactions will be consistent with the policies of each Investing

Fund and Fund and with the general purposes of the Act.

Applicants' Conditions

Applicants agree that any order of the Commission granting the requested relief

will be subject to the following conditions:[16]

A.   Actively-Managed Exchange-Traded Fund Relief

1.   Each Prospectus will clearly disclose that, for purposes of the Act, Shares

are issued by a registered investment company and that the acquisition of Shares by

investment companies and companies relying on sections 3(c)(1) or 3(c)(7) of the Act is

subject to the restrictions of section 12(d)(1) of the Act, except as permitted by an

exemptive order that permits registered investment companies to invest in a Fund beyond

the limits in section 12(d)(1), subject to certain terms and conditions, including that the

---

[15] Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

[16] *See* note 5, supra.

registered investment company enter into a FOF Participation Agreement with the Fund regarding the terms of the investment.

2.   As long as the Funds operate in reliance on the requested order, the Shares of the Funds will be listed on a Stock Exchange.

3.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund's Prospectus will prominently disclose that the Fund is an actively managed exchange-traded fund. Each Prospectus will prominently disclose that the Shares are not individually redeemable shares and will disclose that the owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

4.   The website for the Funds, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day's NAV and the Bid/Ask Price, and a calculation of the premium or discount of the Bid/Ask Price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or for the life of the Fund, if shorter).

5.   The Prospectus and annual report for each Fund will also include: (a) the information listed in condition A.4(b), (i) in the case of the Prospectus, for the most

recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years (or for the life of the Fund, if shorter), and (b) calculated on a per Share basis for one-, five- and ten-year periods (or for the life of the Fund, if shorter), the cumulative total return and the average annual total return based on NAV and Bid/Ask Price.

6. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

7. The Advisor or any Subadvisor, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

8. The requested order will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively-managed exchange-traded funds.

B. Section 12(d)(1) Relief

1. The members of the Investing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of the Investing Fund's Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund's Advisory Group or the Investing Fund's Subadvisory Group, each in the aggregate,

becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Investing Fund's Subadvisory Group with respect to a Fund for which the Investing Fund Sub-Advisor or a person controlling, controlled by or under common control with the Investing Fund Sub-Advisor acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.   No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Advisor and any Investing Fund Sub-Advisor are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.   Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in section l2(d)(1)(A)(i) of the Act, the board of trustees (the "Board") of a Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the

22

range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment advisor(s), or any person controlling, controlled by or under common control with such investment advisor(s).

     5.   The Investing Fund Advisor, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-l under the Act) received from a Fund by the Investing Fund Advisor, or Trustee or Sponsor, or an affiliated person of the Investing Fund Advisor, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Advisor, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Advisor will waive fees otherwise payable to the Investing Fund Sub-Advisor, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Advisor, or an affiliated person of the Investing Fund Sub-Advisor, other than any advisory fees paid to the Investing Fund Sub-Advisor or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Advisor. In the event that the Investing Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.   No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.   The Board of a Fund, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

8.   Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any

modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

9. Before investing in a Fund in excess of the limits in section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisors, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10. Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a

majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in Rule 2830.

12.   No Fund relying on this section 12(d)(1) relief will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary